Red Oak Capital Fund VI, LLC

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Securities Qualified under Post-Qualification Post-Qualification Amendment on Form 1-A POS (File No. 024-12095)

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Red Oak Capital Fund VI, LLC (the "Company"), hereby respectfully requests the immediate withdrawal of its filed offering statement on Form 1-A POS (File No. 024-12095), together with all exhibits thereto (collectively, the "Inadvertent Offering Statement") only, originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2024.

The Company is requesting the Commission’s consent to withdraw the Inadvertent Offering Statement because it was inadvertently filed under the incorrect file number (File No. 024-12095 instead of File No. 024-12094). Instead, the Company intended this filing to be submitted as a post-qualification amendment to the Company’s offering statement on Form 1-A filed with the Commission on January 18, 2023 with the file number 024-12094.

This withdrawal request is being filed to correct the prior withdrawal request filed on January 25, 2024, which was filed under File No. 024-12094, but should have been filed under File No. 024-12095.

The Company confirms that no securities have been sold pursuant to the Inadvertent Offering Statement, and the Company is not intending to sell any securities under the Inadvertent Offering Statement.

Kind regards,

/s/Gary Bechtel
Chief Executive Officer of Red Oak Capital Holdings, LLC,
the sole member of Red Oak Capital Management, LLC,
the manager of Red Oak Capital Fund VI, LLC